Krys Boyle, P.C.
                               Attorneys at Law
Telephone                    Suite 2700 South Tower              Facsimile
(303) 893-2300               600 Seventeenth Street         (303) 893-2882
                        Denver, Colorado  80202-5427


                                April 19, 2007


Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Amendment No. 3 to Registration Statement on Form 10-SB Filed April 19, 2007
           File No. 000-19333

Dear Mr. Schuman:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated February 21, 2007 (the "Comment Letter") regarding Bion Environmental Technologies, Inc. ("Bion" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

General
-------

     1. We note that, in response to comment 1 from our letter of December 11, 2006, you indicate that the basis for your statement that your technology "surpasses current environmental regulations" is a research report published by Bion. Please revise your document to indicate that this claim is based on your own research.

     Response: We have now indicated that the information is based upon our research on page 4.

     2. In addition, please note that the article by Jeffrey Odefey and Agriculture Factsheet from the EPA were not enclosed, as indicated in your response letter. Please provide both items when you file your next amendment.

     Response:  The articles are enclosed.

Principal Products and Services, page 5
---------------------------------------

     3. We note the changes you have made in response to comment 7 from our letter of December 11, 2006. Please review your disclosure to clarify whether Jeremy Rowland, Sal Zizza, and Jeff Kapell are currently serving as Chief Operating Officer, Chairman and Director of Bion Dairy, and Vice President - Renewables of Bion Dairy, respectively, or whether they are not currently serving and will only assume those positions once you have obtained officer and director liability insurance coverage. If the latter, please explain to us the reason for the delay since their 2006 appointments in obtaining such coverage and what work each has been performing in the interim.

     Response:  We have clarified the disclosure on page 5.

Our prior financings have been substantially dilutive, page 27
--------------------------------------------------------------

    4. We note the new risk factor you have added in response to comment 14 from our letter of December 11, 2006. Please revise to indicate how the company was "subjected to" significant anti-dilution provisions.

     Response: We have changed the disclosure to make it clear that the anti-dilution provisions were contractual.

Item 2.  Management's Discussion and Analysis, page 29
------------------------------------------------------

     5. In light of the significant effect the adoption of SFAS 123(R) had on your operating results in the six months ended December 31, 2006, please consider revising your MD&A section to include material qualitative and quantitative information about any of the following, as wells as other information that could affect comparability of financial statements from period to period:

     * Transition method selected (e.g., modified prospective application or modified retrospective application) and the resulting financial statement impact in current and future reporting periods;

     * Method utilized by the company to account for share-based payment arrangements in periods prior to the adoption of Statement 123R and the impact, or lack thereof, on the prior period financial statements;

     * Differences in valuation methodologies or assumptions compared to those that were used in estimating the fair value of share options under Statement 123;

     * A discussion of the one-time effect, if any, of the adoption of Statement 123R, such as any cumulative adjustments recorded in the financial statements; and

     * Total compensation cost related to nonvested awards not yet recognized and the weighted average period over which it is expected to be recognized.

     See Staff Accounting Bulletin Topic 14:M.

     Response: Please see the Company's Form 10-QSB Amendment No. 1 as of December 31, 2006, which includes revised disclosure in the MD&A regarding the adoption of SFAS No. 123(R) and the conformed disclosures set forth in Amendment No. 3.


Item 5.  Indemnification of Directors and Officers, page 63
-----------------------------------------------------------

     6. We reissued comment 23 from our letter of December 11, 2006. Although you state in your response letter that changes in your disclosure have been made in response to this comment, no such changes could be located.

     Response:  The disclosure is included on page 63.

Item 1.  Index to Exhibits, page 63
-----------------------------------

     7. We note that you incorporate various documents by reference, indicating on page 65 that they were "[p]reviously filed." For clarify, please also indicate which form was filed containing each document and the date that the form was filed.

     Response:  This change has been included on page 65.

Statements of Changes in Stockholders' Equity Deficit, page F-4
---------------------------------------------------------------

     8. (A:) We have reviewed your response to comment 24 from our letter of December 11, 2006 in which you indicate that the company valued the 1,325,000 warrants issued in May 2005 at $.10 per warrant, the price paid for certain warrants sold concurrently with the issuance of the 1,325,000 warrants. However, we note from the disclosure in Note 10 to the financial statements, that the warrants purchased for cash during the period were purchased by certain officers and employees of the company and therefore the purchase price for the warrants may not be representative of their fair value. Please explain why you believe the cash price paid for the warrants purchased by employees as well as the $.10 value assigned to the 1,325,000 warrants issued in May 2005 is representative of the fair value of the warrants issued. Your response should also explain why you believe the 600,000 warrants issued to Brightcap for deferred compensation of $60,000 in May 2005 and the 600,000 warrants issued to Salvatore Zizza for services rendered of $60,000 were appropriately valued in your financial statements. We may have further comment upon receipt of your response.

    (B:) Also, with regard to the 30,000 shares issued on December 31, 2005 in exchange for $60,000 of deferred compensation, please tell us the date on which the agreement to issue these shares was entered into with the company and tell us whether any expense was recognized by the company in connection with the issuance of these shares. As the market price of the company's shares on the date these shares were issued was approximately $4 per share, it appears that recognition of additional compensation expense may be required in connection with the issuance of these shares. We may have further comment upon receipt of your response.

     Response to (A):

     As of June 30, 2005, the Company had an accumulated deficit of $64,754,054, a stockholders' equity deficit of $4,764,092 and was generating no revenues or product sales and had no product which was ready for sale or commercial application. As of June 30, 2005, the Company had cash and cash equivalents of $7,252 and had a working capital deficit of $3,591,099. Contributing to the working capital deficit was the deferral of compensation to its president and highest paid consultant of $301,562 and $413,834, respectively, as of June 30, 2005. The Company had substantial doubt about its ability to continue as a going concern and had a severe cash flow issue. In this context, the Company, which was negotiating to add to (and retain members of) its management team), lacked the cash (or equivalents) to utilize in such process. In effect, the Company issued the warrants, recorded $132,500 of consideration, and saved that equivalent sum (which it did not have available) and was able to strengthen its management team.

     The Company's stock had an extremely limited trading market on the "Pink Sheets" and during May 2005 had 8 of 21 days with no trades, 8 of 21 days with 1,000 shares or less of reported trading and had 1,261 shares of average volume with an average daily trade amount of approximately $1,500 per day based on a price of $1.20 per share. And, each of these amounts regarding market volume include the well known and easily documented overstatement found in 'Pink Sheet' markets which record purchases and sales by market makers and purchases and sales of the same securities by investors as separate, duplicative transactions.

     Due to the existence of third-party, negotiated cash transactions and the limited nature of the market for the Company's shares, management determined a Black-Scholes pricing formula was not the most realistic approach to account for the valuation of warrants, as the formula presumes a liquid market rather than a 'trade by appointment' market. For purposes of this response, we performed a Black-Scholes calculation using the following assumptions:

     * Share price - $1.20 (the market price at the date of grant),
     * Warrant strike price - $2.50 (as per the contract),
     * Volatility - 191% (based on our historical volatility, such historical volatility may not be appropriate and may need to be adjusted for factors discussed in Staff Accounting Bulletin No. 107 to determine a more accurate amount),
     * Risk-free interest rate - 4.10% (based on 10 year, zero-coupon treasury rates at the date of grant), and
     * Expected term of 10 years (the contract life).

     Such assumptions result in an indicated fair value of $1.196 per warrant and that the 1,325,000 warrants issued would have been valued, in aggregate, at approximately $1,585,000. With the 'market price' of the Company's common stock at $1.20 per share, it would seem unrealistic to hold that each warrant, exercisable at $2.50 per share, had a value equal to a share of the Company's common stock as it would have required more than a doubling of the Company's stock price to reach the $2.50 exercise price per share and more than a tripling to $3.70 per share for the warrants to be "in the money" and "break even" by the $1.196 amount of the Black-Scholes model valuation.

     Note further that during May 2005, the Company had 4,256,194 common shares outstanding with an aggregate market capitalization of approximately $5,107,000 based on the $1.20 per share market price. The warrants, if valued at $1.196 per share per Black-Scholes formula would be valued at 100% of 'market price' per share and, in aggregate, would be valued at approximately $1,585,000, or 31% of total market capitalization of the Company. Such a valuation appears to be a clear overstatement as no third party was or would have be willing to pay $1,585,000 for the warrants based on our several fund raising attempts at that time.

     FASB 123(R) paragraph 22 states that the fair value of an equity share option or similar instrument shall be measured based on the observable market price of an option or similar instrument, with the same or similar terms and conditions, if one is available. Fair value is defined in FASB Concepts Statement No. 7, Using Cash Flow Information in Present Value Accounting Measurements, as follows:

     "The amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation or sale."

     FASB 123(R) paragraph A7, states that while the above definition refers explicitly only to assets and liabilities, the concept of value in a current exchange applies equally to the equity instruments subject to FASB 123(R) and therefore supports the position taken by the Company that the cash transactions to purchase the warrants more accurately reflect the fair value versus the Black-Scholes model due to the limited trading of the Company shares and the cash position of the Company at the time of the transactions.

     The cash price paid for 130,000 warrants of $0.10 per warrant in 2005 was established in an arms'-length transaction. The first sale of 100,000 warrants was to Jeff Kapell, who at the time of the negotiations was not an employee of the Company, but was rather a part-time outside consultant. Mr.
Kapell eventually became an employee in April 2006.   The second cash sale of
30,000 warrants at $0.10 per warrant was to an employee, but was based upon the purchase price established in the earlier sale to Mr. Kapell. In addition the issuance of 600,000 warrants to Salvatore Zizza for services rendered of $60,000 was not a related party transaction as Mr. Zizza had not been a director of the Company since February 2003. The transaction during May 2005 was negotiated on an arms'-length basis with Mr. Zizza at a time when he was not an affiliate of or a related party to the Company and had not yet agreed to serve the Company in any formal capacity.

     The Company believes the valuation of all the warrant transactions during the May and June 2005 time periods were properly reflected in the financial statements at $0.10 per warrant based upon: a) the two non-related party transactions in which cash and services were provided at the $0.10 per warrant price, and b) the financial condition of the Company at the time of the transactions. This conclusion is further bolstered by the unreliability of a Black-Scholes (or similar) model pricing (due to the limited market and trading in the Company's common stock and other related factors) as evidenced by the valuation of each warrant at a price equivalent to the price of the underlying common stock as described above.

     Response to (B):

     Below we have set out our analysis of the facts and circumstances related to the accounting for the transaction on December 31 2005 pursuant to which Bion issued 30,000 shares to Mark Smith, in exchange for conversion of $60,000 of deferred compensation ("Transaction") and the materiality of the potential adjustment. It documents management's conclusion that any potential adjustment is immaterial when applying the guidance of Staff Accounting Bulletin No. 99 ("SAB 99"). We have reviewed this matter with our independent auditors and the independent auditors are in agreement.

SAB 99 Analysis

     In connection with a review of our June 30, 2006 financial statements in our Form 10-SB Amendment #2 by the Staff of the Securities and Exchange Commission (the "Staff"), they have requested clarification regarding our accounting for the issuance of shares for deferred compensation in the Transaction. We recognize that the Staff's position is reasonable and supported in the accounting literature.

Background

     On December 31, 2005, the Company issued 30,000 shares in satisfaction of $60,000 of deferred compensation under the terms of convertible deferred compensation due to the Company's president, Mark Smith, pursuant to an April 2003 deferred compensation agreement (as amended) which governed the Transaction. Deferred compensation accrued under the agreement is convertible into the Company's common stock at the lower of the current market value at the time of the conversion or $2.00 per share. Through July 1, 2007, conversions may occur by mutual agreement between the Company and the president. Through June 30, 2006, the Company accounted for this employee stock-based compensation agreement under Accounting Principles Board Opinion No. 25 ("APB 25") and recorded the intrinsic value of the deferred compensation agreement at each reporting date. At December 31, 2005, the market price of the Company's common shares was $4.00 per share. While the Company did record compensation expense to account for the increase in the intrinsic value of the remaining convertible liability as of December 31, 2005, it failed to record the intrinsic value on the shares that were converted at the agreement's maximum conversion price of $2.00 per share. As such, the Company unintentionally failed to record $60,000 of non-cash compensation expense related to the conversion of the shares, based upon the difference between the market value and the conversion price of $4.00 versus $2.00 for 30,000 shares. As a result, the December 31, 2005 and June 30, 2006 financial statements are misstated and an assessment needs to be performed to determine the materiality of these prior period errors.

Assessment

     SEC Staff Accounting Bulletin No. 99 - Materiality ("SAB 99") is the relevant guidance that needs to be applied to the facts of our situation.
SAB 99 states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality. Per SAB 99 "quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important."

     SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which defined materiality as "the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

     SAB 99 specifically states, "In the context of a misstatement of a financial statement item, while the 'total mix' includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both 'quantitative' and 'qualitative' factors in assessing an item's materiality."

Quantitative Factors

     An analysis of the numeric impact of the misstatement is as follows:

                            6 Months       3 Months
                            Ended          Ended         Year Ended
                            12/31/05       12/31/05      6/30/06
                            --------       --------      ----------
Net Loss:
As reported              $(2,185,567)    $(1,483,427)    $(5,173,294)
As corrected             $(2,245,567)    $(1,543,427)    $(5,233,294)

$ Difference             $   (60,000)    $   (60,000)    $   (60,000)
% of Net Loss                    2.7%            4.0%            1.2%

EPS:
As reported              $      (.36)    $      (.19)    $      (.70)
As corrected             $      (.37)    $      (.19)    $      (.71)
Difference               $      (.01)    $      (.00)    $      (.01)

     Quantitatively, the error is arguably material to the three months ended December 31, 2005; however, see discussion below of qualitative factors indicating that it is not material to a reader. Quantitatively, we believe that the amount is clearly not material to the reporting periods for the six months ended December 31, 2005 or the year ended June 30, 2006.

     The error had no quantitative impact on the previously issued statements of cash flows or any discussion on liquidity in MD&A as this was a non-cash item.

Qualitative Factors

     SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list:

   1.  Is the misstatement subject to precise measurement? - YES.
   2.  Does the misstatement mask a change in earnings or other trends? - NO.
   3.  Does the misstatement hide a failure to meet analyst's expectations? -
       NO.
   4.  Does the misstatement change a loss into income or vice versa? - NO.
   5. Does the misstatement concern a segment or portion of the business playing a significant role in operations - N/A (company operates in only one segment)
   6.  Does the misstatement affect compliance with regulatory requirements?
       - NO
   7. Does the misstatement affect compliance with loan covenants or contractual requirements? - NO.
   8. Did the misstatement have the effect of increasing management compensation? - NO.
   9.  Did the misstatement involve concealment of an unlawful transaction? -
       NO.
  10.  Was the misstatement intentional? - NO.

An additional qualitative consideration is that at the time the year end 2006 financial statements were prepared, the Company was not yet marketing any products and therefore had no operating revenues and recorded large expenses and losses as it readied its products and product applications for commercial roll-out scheduled to take place beginning during the 2007 fiscal year. The misstatement did not affect the most material matters concerning the Company which concerned adequacy of financial and management resources to complete development of its product applications and the timetable for commencing commercial operations in later periods. Further, as it relates to the accounting for the convertible deferred compensation agreement, the most relevant factor was the convertible nature of the obligation itself which represented future share issuances. The fair value of the convertible debt obligation was properly stated on the December 31, 2005 balance sheet and has been on all subsequent balance sheets.

Conclusion

     For the six months ended December 31, 2005 and for the year ended June 30, 2006, we believe the quantitative amount of the misstatement was not material to those financial statements and our analysis of qualitative factors support our materiality assessment. For the three months ended December 31, 2005, while the quantitative amount represents 4% of net loss, the weight of the qualitative factors discussed above, leads us to conclude that the misstatement should not be considered material to the June 30, 2006
statements.   Our conclusion is that we do not believe a reasonable person would have formed a different conclusion regarding the Company if the financial statements had been correctly stated at the time.

     Our conclusion is based on the following factors. First, we do not believe reflecting an additional $60,000 of non-cash compensation on our financial statements as of December 31, 2005 would have had any bearing on the investment decision of any persons investing in the Company's securities either through private placement or through market transactions. As stated above, we believe a reasonable investor would have based their decision on the future prospects of the business and on the Company's capital structure on which business prospects and capital structure the non-cash, share-based expenditures for compensation had no impact. Second, the additional non-cash compensation expense would not have changed income into a loss, changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities. We do not believe a reasonable investor who read our financial statements as of June 30, 2006 fiscal year end would have viewed our reported $5,173,000 loss any differently than a $5,233,000 loss, particularly due to the non-cash expense nature of the change. Third, the error had no bearing on any contractual requirements, loan covenants, expectations or compensation nor did it conceal an unlawful transaction. Fourth, the transaction was disclosed in the notes to the financial statements. Fifth, the error was unintentional. Management believed they were properly accounting for the transaction.

Interim Financial Statements for the Six Months Ended December 31, 2006
-----------------------------------------------------------------------

Note 8.  Convertible Notes - Affiliates
---------------------------------------

     9. We note from your disclosure in Note 8 that the fair values of the Mark A. Smith and Brightcap convertible notes at December 31, 2006 were calculated using Black-Scholes option price models with a volatility assumption of 66%. We also note from Note 8 to the audited financial statements that the fair value of these convertible notes at July 1, 2006 was calculated using Black-Scholes option pricing models which both included an assumption of volatility of 181%. Please explain to us why the volatility assumption related to the fair values of the convertible notes decreased significantly from July 1, 2006 to December 31, 2006.

     Response: As of July 1, 2006 the remaining term on the convertible notes to Mark A. Smith and Brightcap was three years, while at December 31, 2006 it was 2.5 years. The difference in the remaining term and the less volatile nature of the market for the Company's common stock during the six months ended December 31, 2006, resulted in the decrease in volatility from 181% at July 1, 2006 to 66% at December 31, 2006. The decrease is attributable to the stock activity during the 6 month period ended December 31, 2004 which, on a stand alone basis, had a volatility of 388% due to the stock's high trade during that period being $1.60 and its low trade being $.10. The relatively low dollar value of the stock compared to the $1.50 decrease during the six month period from its high to its low created significant volatility. Therefore the volatility analysis as of December 31, 2006, which excluded the highly volatile period from July 1, 2004 to December 31, 2004, due to its shorter remaining term, resulted in a lower volatility.

Note 8.  Convertible Notes - Affiliates, page F-30
--------------------------------------------------

    10. We note from your disclosures that, as of July 1, 2006, the fair value of deferred compensation owed to Mark A. Smith and Brightcap was $1,521,609 and $1,081, 475, respectively, and a cumulative effect of the change in accounting principle of $731,386 was recorded. However, it appears from your financial statements that you recorded the change in accounting principle as an equity adjustment rather than as an income statement adjusted as per paragraph 20 of APB 20. Please revise your statements of operations for the three and six months ended December 31, 2006 to present this amount as a cumulative effect of the change in accounting principle on a separate line item above net loss but below the subtotal for other (income) and expense, and revise your statement of stockholders equity to remove the presentation of the cumulative effect of the change in accounting principle as an addition to equity. See APB 20 and Rule 5-03(b)(18) of Regulation S-X. Similarly, please revise to present earnings per share information for (a) income (loss) from continuing operations before cumulative effect of the change in accounting principle, net of tax, and (c) net income (loss). See paragraph 37 of SFAS No. 128. Also, please revise your statements of cash flows to include the cumulative change in accounting principle as an adjustment to reconcile net loss to net cash used in operating activities.

     Response: Management agrees with the presentation of the cumulative effect of the change in accounting principle as an income statement adjustment versus an equity adjustment and has made all the suggested changes in its Form 10-QSB Amendment No. 1 as of December 31, 2006.

Note 9.  Deferred Compensation, page F-31
-----------------------------------------

    11. We note your disclosure that effective January 1, 2007 you entered into agreements converting deferred compensation amounts owed as of December 31, 2006 into promissory notes with conversion features. Please explain to us, and disclose in your notes to the financial statements, how you will account for the conversion of the deferred compensation arrangements into convertible notes.

     Response: As disclosed in the Form 10-QSB Amendment No. 1 as of December 31, 2006, the commitment date, the date at which all significant terms of the conversion are known, including the amount to be exchanged and the conversion price, will not occur until the conclusion of the Company's next private financing in excess of $2,000,000. On that date the conversion agreements will be evaluated to determine if a beneficial conversion feature should be accounted for under EITF's 98-5 and 00-27.

     Note that on March 31, 2007, the Company and the holders of each of subject promissory notes agreed to exchange the promissory notes (including accrued interest) and other consideration for the Company's 2007 Series A Convertible Notes as reported in the Company's Form 8-K dated March 31, 2007.

Note 10.  Stockholders' Equity
------------------------------

    12. We note from your disclosure that, under the terms of a mutual release and agreement with a consultant, 20,000 shares valued at $40,000 were returned by the consultant and cancelled by the company. Please tell us how you accounted for both the original issuance of these shares in 2006 as well as for this return of shares. Your response should also explain why you believe the treatment used for both the issuance and subsequent return of the shares is appropriate.

     Response: The original agreement for the issuance of 50,000 shares valued at $2.00 per share, for services to be provided, was negotiated during September 2005 and was finalized on September 30, 2005. The $2.00 per share valuation as of September 30, 2005 was based upon the September 30, 2005 closing of Series C Notes of the Company's subsidiary convertible at $2.00 share, and the average trading price of the Company's shares during September 2005 of approximately $2.00 per share. The shares were to be earned over completion of certain services and were initially recorded as $40,000 to consulting expense and $60,000 as prepaid services with a corresponding credit to additional paid in capital of $100,000. At the time of the mutual release in November 2006, the consultant had not earned 20,000 shares which were valued at $40,000, the original $2.00 per share value at the time of the original agreement. The entry to record the return of shares was to debit additional paid in capital for $40,000 and to credit prepaid services for $40,000.

Note 11.  Operating Lease
-------------------------

    13. We note that effective August 1, 2006 you entered into a non-cancellable operating lease commitment for office space in New York. Please revise your note to disclose future minimum rental payments on non-cancellable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years, and the total amount of minimum rentals to be received in the future under non-cancellable subleases as of the date of the latest balance sheet presented. See paragraph 16 of SFAS No. 13.

     Response: The Company has amended the note to include minimum rental payments on non-cancelable leases in its Form 10-QSB Amendment No. 1 as of December 31, 2006.

Note 14.  Subsequent Events
---------------------------

    14. We note your disclosure that on January 3, 2007 you declared bonuses totaling $170,467 to certain employees and a consultant. Please tell us if these bonuses relate to work performed during the six months ended December 31, 2006 and, if so, please tell us if you have accrued for this amount as of December 31, 2006. If you have not established an accrual for these bonuses as of December 31, 2006, please explain why.

     Response: As disclosed in the Company's Form 10-QSB Amendment No. 1, as of December 31, 2006 the Company declared bonuses on January 3, 2007 to motivate and incentivize certain employees and a consultant in connection with future services. No accrual was required as of December 31, 2006 as no obligation existed at such date.

                            * * * * * * * * * * * *

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                     Very truly yours,

                                     KRYS BOYLE, P.C.



                                     By:/s/ Russell K. Bean
                                        Russell K. Bean

cc:  Bion Environmental Technologies, Inc.